April 4, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. H. Christopher Owings, Assistant Director

Re:     Innovo Group Inc. Response to Comment Letter dated March 21, 2007

Dear Mr. Owings:

Innovo Group Inc., a Delaware corporation (the “Company” or “Innovo Group”), hereby submits responses to your Comment Letter to the Company dated March 21, 2007 (the “Comment Letter”) relating to the following filings:

1.	Registration Statement on Form S-3 filed on February 23, 2007, SEC File No. 333-140867 (“Form S-3”).

In addition, Innovo Group will submit for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR any revisions necessary to the Form S-3 after we have fully addressed all of your comments. The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

Form S-3

General

1. We note that you are registering a total of 10,051,318 shares of common stock for resale by the selling stockholders and that a total of 25,334,210 shares of outstanding common stock are held by non-affiliates. Please advise us of the basis for determining that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i). With respect to each selling shareholder, please address the following factors in your analysis:

•	how long the selling shareholders have held the securities;

•	the circumstances under which the selling shareholders received the securities;

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

•	the selling shareholders’ relationship to the issuer;

•	the amount of securities involved;

•	whether the sellers are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Please refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. D.29 (July 1997).

Response:

We believe that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) based upon our analysis of the following factors for each investor:

Azteca Productions International, Inc.:

(1)
How long the selling shareholders have held the securities – We originally issued 1,041,667 shares on May 17, 2006 to Azteca Productions International, Inc. (“Azteca”). Thus, they have held the shares for approximately 10.5 months.

(2)
The circumstances under which the selling shareholders received the securities –We originally issued the shares to Azteca in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, (the “Securities Act”). Under the terms of an asset purchase agreement entered into on July 17, 2003 for the purchase of Azteca’s private label division, Azteca was entitled to additional shares of our common stock in the event that the common stock traded at an average stock price of less than $3.00 per share for the period between February 10, 2006 and March 12, 2006. On May 17, 2006, we issued the additional 1,041,667 shares as a result of this provision in the agreement. Our stockholders’ approved the issuance of these shares at a special meeting held on March 5, 2004. No additional consideration was paid in connection with the issuance of these shares.

(3)
The selling shareholders’ relationship to the issuer – Azteca and its two primary stockholders, Hubert Guez and Paul Guez, is an entity that we have had previous business relationships with in the past and have, at times, been significant stockholders. Presently, our only business relationship with Azteca is the fact that we utilize one of Azteca’s subsidiaries, AZT International SA de CV (“AZT”), to manufacture a majority of our apparel products in Mexico.

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

(4)	The amount of securities involved- We are registering for resale 1,041,667 shares held by Azteca.

(5)	Whether the sellers are in the business of underwriting securities - No, Azteca is in the business of manufacturing apparel products for third parties.

(6)
Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer – We do not believe that Azteca is acting as a conduit for us under these circumstances. Azteca is a long-term investor in the company and acquired the securities pursuant to an asset purchase agreement entered into in July 2003 as part of a deferred purchase price.

BSS Joe’s Investor, LLC:

(1)
How long the selling shareholders have held the securities – We originally issued the  shares and warrant to purchase shares to BSS Joe’s Investor LLC (“BSS”), an accredited investor, in a private placement transaction exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act on December 19, 2006 (the “PIPE”). Thus, BSS has held the shares and the warrant for approximately 3 months.

(2)	The circumstances under which the selling shareholders received the securities – We entered into the PIPE transaction with BSS to help us raise additional funds for general working capital purposes.

(3)
The selling shareholders’ relationship to the issuer –Prior to entering into the PIPE transaction, BSS had no prior relationship with us. Rather, we were introduced to BSS through the other investor in the PIPE.

(4)
The amount of securities involved- We are registering for resale 3,417,174 shares held by BSS and the shares issuable upon exercise of the warrant issued in the PIPE. In the PIPE, BSS was issued a warrant to purchase up to 1,025,152 shares of our common stock at an exercise price of $0.58 at any time from June 18, 2007 until December 19, 2011.

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

(5)	Whether the sellers are in the business of underwriting securities — No, BSS a limited liability company that acts as an investment vehicle for a private accredited investor.

(6)
Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer – We do not believe that BSS is acting as a conduit for us under these circumstances. We received representations and warranties from BSS that it was acquiring the securities for investment purposes and not with a view towards distribution of the securities.

Windsong DB, LLC:

(1)
How long the selling shareholders have held the securities – We originally issued the  shares and warrant to purchase shares to Windsong DB, LLC (“Windsong”), an accredited investor, in a private placement transaction exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act on December 19, 2006 (the “PIPE”). Thus, Windsong has held the shares and the warrant for approximately 3 months.

(2)
The circumstances under which the selling shareholders received the securities – We entered into the PIPE transaction with Windsong to help us raise additional funds for general working capital purposes.

(3)
The selling shareholders’ relationship to the issuer –Prior to entering into the PIPE transaction, Windsong had no prior relationship with us. Rather, we were introduced to Windsong through Michael Mankowski, who we have utilized in the past to assist us in evaluating licensing opportunities for our Joe’s Jeans® branded products.

(4)
The amount of securities involved- We are registering for resale 3,417,173 shares held by Windsong and the shares issuable upon exercise of the warrant issued in the PIPE. In the PIPE, Windsong was issued a warrant to purchase up to 1,025,152 shares of our common stock at an exercise price of $0.58 at any time from June 18, 2007 until December 19, 2011.

(5)	Whether the sellers are in the business of underwriting securities — No, Windsong a limited liability company that acts as an investment vehicle for a private accredited investor.

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

(6)
Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer – We do not believe that Windsong is acting as a conduit for us under these circumstances. We received representations and warranties from Windsong that it was acquiring the securities for investment purposes and not with a view towards distribution of the securities.

Michael Mankowski:

(1)
How long the selling shareholders have held the securities – Michael Mankowski (“Mankowski”), an accredited investor, was originally issued the warrant to purchase shares in a private placement and transaction exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act on December 26, 2006 (the “PIPE”). Thus, Mankowski has held the warrant for approximately 3 months.

(2)
The circumstances under which the selling shareholders received the securities –The Warrants issued to Mankowski were issued as consideration for introducing us to Windsong and entering into the PIPE transaction.

(3)
The selling shareholders’ relationship to the issuer –We were introduced to Michael Mankowski by a contact in the investment banking field and previously utilized his services for a cash fee to assist us in evaluating licensing opportunities for our Joe’s Jeans® branded products.

(4)
The amount of securities involved- We are registering for resale the 125,000 shares issuable upon exercise of the warrant to purchase our common stock at an exercise price of $0.66 at any time from June 25, 2007 until December 26, 2011.

(5)
Whether the sellers are in the business of underwriting securities — No, Mankowski is an individual primarily engaged in providing consulting services to apparel companies in evaluating licensing opportunities.

(6)
Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer – We do not believe that Mankowski is acting as a conduit for us under these circumstances. Mankowski was acquiring the securities for investment purposes and not with a view towards distribution of the securities.

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

Selling Stockholders, page 16

2. For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale.

Response: In connection with this response, we propose to file a Pre-Effective Amendment No. 1 on Form S-3 amending our selling stockholder table, as set forth in Exhibit A-1 attached hereto.

3. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Azteca Production International, Inc., BSS-Joe’s Investors, LLC and Windsong DB, LLC. See Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation I.60 (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

Response: In connection with this response, we propose to file a Pre-Effective Amendment No. 1 on Form S-3 amending our selling stockholder table, as set forth in Exhibit A-1 attached hereto.

Where you can find more information, page 20

4. We note that you have incorporated by reference your Form 10-K for the fiscal year ended November 25, 2006 which incorporates your 2007 proxy. Before your Form S-3 can become effective, you must either file your definitive proxy statement for your 2007 meeting or include the officer and director information in an amended Form 10-K. See Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation H.6 (July 1997).

Response: On March 23, 2007, we filed an amendment to our annual report on Form 10-K to include the officer and director information previously omitted from our original 10-K filing.

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

Signature

5. Please amend your filing to include your controller/principal accounting officer’s signature.

Response: As previously disclosed on a Current Report on Form 8-K filed with the SEC on December 8, 2006, our principal accounting officer resigned to pursue other opportunities. As a result, we do not currently have a person designed as our principal accounting officer. Marc Crossman, in his capacity as CEO and CFO, has been serving as our principal executive officer and principal financial officer.

We thank you in advance to your time and attention to this response letter. Should you have any additional questions and/or need additional information please contact me at 323-837-3703 or our counsel Erica McGrady Johnson at Akin Gump Strauss Hauer & Feld LLP at 202-887-4327.

Sincerely,

Innovo Group Inc.

/s/ Marc Crossman
Marc Crossman
CEO, President and CFO

cc:	Erica McGrady Johnson, Esq., Akin Gump Strauss Hauer & Feld LLP Kelly Tien, Ernst & Young LLP

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

EXHIBIT A-1

SELLING STOCKHOLDERS

The table below sets forth information regarding ownership of our common stock by the selling stockholders on April [ ], 2007 and the shares of common stock to be sold by them under this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. SEC rules require that the number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying the warrants or options held by such person that are currently exercisable or exercisable within 60 days of April [ ], 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. As of April [ ], 2007, 41,177,801 shares of our common stock were outstanding.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After Offering
Name of Selling Stockholder	Number of Shares	Percent of Class	Number of Shares to be Sold in the Offering	Number of Shares	Percent of Class

Azteca Production International, Inc. (1)	4,112,332	9.99%	1,041,667	3,070,665	7.46%
BSS – Joe’s Investors, LLC (2)	4,442,326	10.52%	4,442,326	0	*
Windsong DB, LLC (3)	4,442,325	10.52%	4,442,325	0	*
Michael Mankowski (4)	125,000	*	125,000	0	*

TOTAL for Selling Stockholders:	13,121,983		10,051,318

*	Represents less than 1%

(1)
Includes (i) 2,078,112 shares held for the account of Azteca Production International, Inc., or Azteca, an entity jointly owned by Mr. Hubert Guez and Mr. Paul Guez, as to which such shares Mr. Paul Guez exercise sole voting and investment control; (ii) 2,034,220 shares held for the account of Azteca, an entity jointly owned by Mr. Hubert Guez and Mr. Paul Guez, as to which such shares Mr. Hubert Guez exercises sole voting and investment control. This information is based upon a Schedule 13D/A filed with the SEC on July 17, 2006 and a Form 4 filed on February 8, 2007.

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(2)
Includes (i) 3,417,174 shares held for the account of BSS-Joe’s Investors, LLC, an entity which Barry S. Sterlicht holds the majority of the membership interests; and (ii) 1,025,152 shares issuable upon exercise of a warrant first exercisable beginning on June 18, 2007. This information is based upon a Schedule 13D filed with the SEC on December 29, 2006. Barry S. Sternlicht, as holder of the majority of the membership interest, has sole voting or investment control over these shares.

(3)
Includes (i) 3,417,173 shares held for the account of Windsong DB, LLC, an entity which William Sweedler holds the majority of the membership interests; and (ii) 1,025,152 shares issuable upon exercise of a warrant first exercisable beginning on June 18, 2007. This information is based upon a Schedule 13D filed with the SEC on December 29, 2006 and January 3, 2007. William Sweedler, as holder of the majority of the membership interest, has sole voting or investment control over these shares.

(4)	Includes 125,000 shares issuable upon exercise of warrants held for Mr. Mankowski’s account and are first exercisable beginning on June 25, 2007.

We issued the 1,041,667 shares to Azteca in a transaction exempt from registration under Section 4(2) of the Securities Act. Under the terms of an asset purchase agreement entered into on July 17, 2003 for the purchase of Azteca’s private label division, Azteca was entitled to additional shares of our common stock in the event that the common stock traded at an average stock price of less than $3.00 per share for the period between February 10, 2006 and March 12, 2006. On May 17, 2006, we issued the additional 1,041,667 shares as a result of this provision in the agreement. Our stockholders’ approved the issuance of these shares at a special meeting held on March 5, 2004. No additional consideration was paid in connection with the issuance of these shares. We have from time to time entered into other transactions with Azteca and/or its affiliates which are described as part of the Related Party Transactions set forth in our Amendment No. 2 to our Form 10-K, which is incorporated by reference herein. Azteca is one of our long term investors and acquired the securities as part of the original asset purchase agreement.

In December 2006, we consummated a private placement of our common stock and/or warrants to purchase common stock to three “accredited investors” pursuant to Rule 506 of Regulation D under the Securities Act. The proceeds from the transaction were earmarked for general working capital purposes. In connection with the transaction, we issued 6,834,347 shares at a purchase price of $0.53 per share and warrants to purchase an additional 2,050,304 shares of common stock to these investors at an exercise price of $0.58 per share. In addition, on December 26, 2006, we issued an additional 125,000 warrants with an exercise price of $0.66 per share to an individual, also an accredited investor, in exchange for introducing one of the investors to us. Each of the warrants issued include a cashless exercise option, pursuant to which the holder can exercise the warrant without paying the exercise price in cash. If the holder elects to use this cashless exercise option, it will receive a fewer number of our shares than it would have received if the exercise price were paid in cash. The number of shares of common stock a holder of the warrant would receive in connection with a cashless exercise is determined in accordance with a formula set forth in the warrant. The warrants issued in connection with the private placement have a term of five years and are first exercisable on June 18, 2007 and June 25, 2007, respectively. We are registering the maximum number of shares issuable pursuant to the warrants as part of this registration statement of which this prospectus forms a part. We received representations and warranties from the investors that each was acquiring the securities for investment purposes and not with a view towards distribution of the securities.

2

We are registering all 10,051,318 shares of common stock as described above in order to permit the selling stockholders to offer the common stock for resale from time to time. We are obligated to maintain the effectiveness of the registration statement of which this prospectus forms a part until at least December 19, 2008.

Except as otherwise disclosed above or in documents incorporated herein by reference, the selling stockholders, have not within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them from time to time or at any time, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions registered under other effective registration.

The preceding table has been prepared based upon the information furnished to us by the selling stockholders. The selling stockholders identified above may have sold, transferred or otherwise disposed of some or all of their common stock in transactions exempt from the registration requirements of the Securities Act since the dates on which they provided the information regarding the common stock beneficially owned by them. Information concerning the selling stockholder may change from time to time and, if necessary, we will supplement this prospectus accordingly.

3